Ameritas Life Insurance Corp. 5900 O Street / Lincoln, NE 68510

June 9, 2016

Transmitted via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Request for Withdrawal of the Application for an Order of Approval Pursuant to Section 26(c) of the Investment Company Act of 1940

Ladies and Gentlemen:

Ameritas Life Insurance Corp. ("the "Applicant") hereby respectfully requests the withdrawal of an Application for an Order of Approval Pursuant to Section 26(c) of the Investment Company Act of 1940 (the "Act") that was filed with the Securities and Exchange Commission (the "SEC") on November 12, 2015 (the "Application"). The Application was subsequently amended and restated on April 6, 2016.

The Application requests an order pursuant to Section 26(c) of the Act in connection with the substitution of portfolio shares that support variable annuity and variable life insurance contracts. Applicant requests withdrawal of the Application assigned File No. 812-14578 with Accession No. 0000936922-15-000005 and that the SEC take no further action with respect thereto.

If you have any questions, please contact me directly at 402-325-4080.

Sincerely,

/s/ Tyler Schubauer

Tyler Schubauer

Assistant Counsel